SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 6)

Paybox Corp
(Name of the Issuer and Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

70433R100
(CUSIP Number of Class of Securities)

Matthew E. Oakes
Chairman of the Board of Directors, Chief Executive Officer and President
Paybox Corp
500 E. Broward Blvd., Suite #1550
Ft. Lauderdale, FL 33394
(631) 873-2900
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Scott Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation (*)	Amount of Filing Fee (**)
$54,400	$11

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 136,000 shares of common stock for $0.40 per share in cash in lieu of issuing fractional shares to holders of less than 200 shares of common stock after the proposed reverse stock split.

(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $54,400 by 0.0002.

☑
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously Paid: $36
Form or Registration No.: 13E-3
Filing Party: Paybox Corp
Date Filed: December 30, 2016

RULE 13e-3 TRANSACTION STATEMENT

 The purpose of this Amendment No. 6 is to report the results of the Rule 13e-3 transaction described below.

This Amendment No. 6 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 that was originally filed on December 30, 2016 by Paybox Corp, a Delaware corporation (the “Company”), as amended by Amendment No.  1 filed February 2, 2017, Amendment No. 2 filed on February 24, 2017, Amendment No. 3 filed on March 30, 2017, Amendment No. 4 filed on April 7, 2017, and Amendment No. 5 filed on April 11, 2017.

At a special meeting held on Wednesday, May 3, 2017, the Company’s stockholders approved resolutions authorizing an amendment to the Company’s Certificate of Incorporation,  whereby the Company would effect a 1-for-200 reverse stock split (the “Reverse Stock Split”) of its Common Stock, eliminate fractional shares resulting from and after the Reverse Stock Split, would pay cash consideration for such resulting fractional shares at the rate of $0.40 per pre-split share, and, as a result, each stockholder owning fewer than 200 shares of Common Stock prior to the Reverse Stock Split will have such shares canceled and converted into the right to receive $0.40 for each share of such stock held prior to the Reverse Stock Split.

On May 3, 2017, Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment to the Company’s Certificate of Incorporation to effect the Reverse Stock Split.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PAYBOX CORP.

By:	/s/ Matthew E. Oakes
Matthew E. Oakes
Chairman of the Board of Directors, Chief Executive Officer and President

Dated: May 10, 2017

3